FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD COMPANY
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 21, 2009

1. DATE, TIME AND PLACE: Held on October 21, 2009, at 11:00 am, at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3.142, in the City and State of São Paulo.

2. PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3. CALL AND ATTENDANCE: Call notice was duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4. AGENDA: (a) Change of denomination of the Board of Executive Officers’ positions; (b) Election of Executive Officers and consolidation of the Board of Executive Officers; and (c) Approval of the terms and execution of the Management Outsourcing Agreement (“Agreement”) among Rede Duque’s companies, the Company and Vancouver Empreendimentos e Participações Ltda. (“Vancouver”).

5. RESOLUTIONS: After the meeting was called to order, the board members recorded the request for resignation of Mr. Jorge Fernando Herzog from the position of Regional Commercial Operating Officer. The Chairman, on behalf of the Company, thanked Mr. Herzog for his contribution, which was unquestionably essential for the Company’s development and growth. Next, the board members examined the agenda and resolved by unanimous vote:

5.1. To approve the change of denomination of the Board of Executive Officers’ positions, as follows: Chief Executive Officer, Executive Vice President, Investment and Construction Officer, Hypermarkets Officer, Regional Branches Officer, Commercial Officer, Investor Relations Officer and Chief Financial Officer.

5.2. To elect, pursuant to provisions of Article 18, item “b”, and Article 20 of the Company’s Bylaws, with a term of office effective until April 30, 2011, for the position of Executive Vice President: Claudia Elisa de Pinho Soares, Brazilian, single, business administrator, Identity Card (RG) no. 07376147-0 - IFP-RJ, Individual Taxpayer’s ID (CPF/MF) no. 005.639.287 -78, residing and domiciled in the Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142; for the position of Regional Branches Officer: Marcelo Lopes, Brazilian, married, commercial employee, Identity Card (RG) no. 15.822.652, Individual Taxpayer’s ID (CPF/MF) no. 074.788.578 -84, residing and domiciled in the Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142; and for the position of Commercial Officer: Paulo Gualtieri, Brazilian, married, economist, Identity Card (RG) no. 7.513.210, Individual Taxpayer’s ID (CPF/MF) no. 020.230.868 -50, residing and domiciled in the Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antônio, nº 3.142. The Officers elected herein state, under the penalties of law, that they are not involved in any of the crimes provided for by law that might impede them from performing business activities. They also declare being aware of Article 147 of Law 6,404/76.

5.3. In view of the aforementioned resolutions, to ratify and consolidate the composition of the Company’s Board of Executive Officers, namely: Chief Executive Officer: Claudio Eugênio Stiller Galeazzi; Executive Vice Presidents: Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Hugo Antonio Jordão Bethlem, Antonio Ramatis Fernandes Rodrigues and Claudia Elisa de Pinho Soares; Investment and Construction Officer: Caio Racy Mattar; Hypermarkets Officer: Sylvia de Souza Leão Wanderley; Regional Branches Officer: Marcelo Lopes; Commercial Officer: Paulo Gualtieri; Investor Relations Officer: Daniela Sabbag; and Chief Financial Officer: Enéas César Pestana Neto. The board members also ratified the duties of the other Executive Officers, as per minutes of the Board of Directors’ Meetings held on April 30, 2008 and May 13, 2009.

5.4. To approve the terms and execution of the Management Outsourcing Agreement among Rede Duque’s companies, the Company and Vancouver, through which Vancouver shall provide the companies of Rede Duque commercial, financial, real estate, environmental, human resources and operating services for Rede Duque’s outlets and convenience stores for the period of twenty (20) years. Due to the above-mentioned service provision, Vancouver’s remuneration shall be based on the income earned by Rede Duque’s companies. The Agreement also sets forth the payment of a premium by Vancouver and the Company to the owners of Rede Duque in the amount of thirty million reais (R$30,000,000.00), in the following manner: (a) the Company shall pay eighteen million reais (R$18,000,000.00) for the right to advertise its brands in the outlets and stores of Rede Duque during the period the Agreement; and (b) Vancouver shall pay twelve million reais (R$12,000,000.00) for having (i) exclusivity in managing the current and future outlets and stores of Rede Duque during the period of this Agreement; and (ii) the preemptive right in the acquisition of shares or quotes of any of Rede Duque’s companies, in case the owners wish to sell, assign, transfer or in any way dispose of all or part of their shares or quotes in Rede Duque's companies.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned to draw up these minutes. After the meeting was resumed, these minutes were read, approved and signed by all in attendance. São Paulo, October 21, 2009. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean Charles Naori, Hakim Laurent Aouani, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Pedro Henrique Chermont de Miranda and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument drawn up in the company’s records.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 05, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.